EXHIBIT 99.2

Adjusted EBITDA Margin
Presentation of Most Directly Comparable GAAP Financial Measure (Net Income Margin)
and Reconciliation of Adjusted EBITDA to Net Income Margin

(in millions, unaudited)	Quarter ended December 31,		Six months ended December 31,	
	2002	2003	2002	2003
Adjusted EBITDA	$ 22.0	$ 40.1	$ 42.1	$ 74.4
Total revenues	267.3	442.0	535.2	851.9
Adjusted EBITDA Margin	**8.2%**	**9.1%**	**7.9%**	**8.7%**
Adjusted EBITDA	$ 22.0	$ 40.1	$ 42.1	$ 74.4
Depreciation and amortization	(10.2)	(15.9)	(19.1)	(31.0)
Interest, net	(7.3)	(10.9)	(14.5)	(21.3)
Minority interests	(0.2)	1.0	(0.5)	1.9
Equity method income	0.1	1.0	0.2	1.8
Gain on sale of assets	-	0.8	0.2	0.8
Income tax expense	(1.8)	(6.3)	(3.4)	(10.5)
Net income	$ 2.6	$ 9.8	$ 5.0	$ 16.1
Total revenues	$ 267.3	$ 442.0	$ 535.2	$ 851.9
Net income margin	**1.0%**	**2.2%**	**0.9%**	**1.9%**

Leverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (Debt to LTM Net Income Ratio)
and Reconciliation of Leverage Ratio to Debt to LTM Net Income Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)		As of December 31, 2003
Consolidated debt, as defined by credit facility	$	416.3
LTM Adjusted EBITDA, as defined by credit facility	$	141.0
Leverage ratio, as defined by credit facility		**2.95x**
Maximum leverage ratio requirement		*5.25*x
Reconciliation to most directly comparable GAAP measure:		
Consolidated debt, as defined by credit facility	$	416.3
Add: Cash and cash equivalents		16.4
Add: Debt incurred for specified construction projects		60.0
Consolidated debt	$	492.7
LTM Adjusted EBITDA, as defined by credit facility	$	141.0
LTM depreciation and amortization		(58.8)
LTM interest, net		(41.7)
LTM minority interests		1.7
LTM equity method income		3.2
LTM gain on sale of assets		0.6
LTM income tax expense		(18.0)
LTM net income	$	28.0
Debt to LTM net income ratio		**17.60x**

Senior Leverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (Senior Debt to LTM Net Income Ratio)
and Reconciliation of Senior Leverage Ratio to Senior Debt to LTM Net Income Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)		As of December 31, 2003
Consolidated senior debt, as defined by credit facility	$	98.6
LTM Adjusted EBITDA, as defined by credit facility	$	141.0
Senior Leverage ratio, as defined by credit facility		**0.70x**
Maximum leverage ratio requirement		2.75x
Reconciliation to most directly comparable GAAP measure:		
Consolidated senior debt, as defined by credit facility	$	98.6
Add: Cash and cash equivalents		16.4
Add: Debt incurred for specified construction projects		60.0
Consolidated senior debt	$	175.0
LTM Adjusted EBITDA, as defined by credit facility	$	141.0
LTM depreciation and amortization		(58.8)
LTM interest, net		(41.7)
LTM minority interests		1.7
LTM equity method income		3.2
LTM gain on sale of assets		0.6
LTM income tax expense		(18.0)
LTM net income	$	28.0
Senior debt to LTM net income ratio		**6.25x**

Coverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (LTM Net Income to LTM Net Interest Ratio)
and Reconciliation of Coverage Ratio to LTM Net Income to LTM Net Interest Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)		As of December 31, 2003
LTM Adjusted EBITDA, as defined by credit facility	$	141.0
LTM interest expense, as defined by credit facility		39.5
Coverage ratio, as defined by credit facility		**3.57x**
Minimum coverage ratio requirement		*2.15*x
Reconciliation to most directly comparable GAAP measure:		
LTM Adjusted EBITDA, as defined by credit facility	$	141.0
LTM depreciation and amortization		(58.8)
LTM interest, net		(41.7)
LTM minority interests		1.7
LTM equity method income		3.2
LTM gain on sale of assets		0.6
LTM income tax expense		(18.0)
LTM net income	$	28.0
LTM net interest, as defined by credit facility	$	39.5
Adjustments:		
LTM amortization of financing costs		1.8
LTM interest for specified construction projects		0.4
LTM net interest	$	41.7
LTM net income to LTM net interest ratio		**0.67x**